Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sterling Software, Inc.
Commission File No. 333-30842


    (Computer Associates International, Inc.) Logo

                        Growth 2000
                        Investor Conference

                        (ABN-AMRO) Logo

                                 March 23, 2000

                             CA eBusiness Solutions

>> CA enables eBusiness with a comprehensive set of solutions that cover systems management, information management and business applications

                    Predictive management for the Enterprise
                       Neugents. Software That Can Think.

Information Mgt
Enterprise Mgt
CA Services
InterBiz
-        BizWorks
-        Financial
-        Banking
-        ACCPAC
-        Supply Chain

                                CA Product Areas

                                 CA Solutions:

                  Enterprise              Information              Business
                   Management              Management            Applications

OS/390               CA-1                    IDMS                Masterpiece
                     CA-7                   Datacom                Banking
                     CA-11               DB2/IMS Tools               CAS
                   Sys View                Lifecycle
                Top Secret/ACF2

Distributed      Unicenter TNG              Jasmine               Supply Chain
                    eTrust                 Ingres ii              Distribution
                   ARCserveIT                Opal                  Financials
                   NetworkIT            App Development            (interBiz)
                    ManageIT             Data Warehouse
                                            Lifecycle
                                     Business Intelligence

                                CA Product Areas

                                 Oracle Solutions:

                Enterprise          Information                 Business
                Management          Management                Applications

OS/390             CA-1                 IDMS                   Masterpiece
                   CA-7               Datacom                    Banking
                   CA-11           DB2/IMS Tools                   CAS
                 Sys View            Lifecycle
              Top Secret/ACF2

Distributed    Unicenter TNG           Jasmine           Supply Chain(highlight)
                 eTrust          Ingres ii(highlight)         Distribution
               ARCserveIT                Opal              Financials(highlight)
                NetworkIT     App Development(highlight)       (interBiz)
                 ManageIT          Data Warehouse
                                      Lifecycle
                                 Business Intelligence

                                CA Product Areas

                                 BMC Solutions:

                  Enterprise              Information                Business
                   Management              Management              Applications

OS/390               CA-1                    IDMS                   Masterpiece
              CA-7 (highlight)              Datacom                   Banking
                     CA-11          DB2/IMS Tools (highlight)          CAS
            Sys View (highlight)           Lifecycle
                Top Secret/ACF2

Distributed      Unicenter TNG              Jasmine                 Supply Chain
                    eTrust                 Ingres ii                Distribution
                   ARCserveIT                Opal                    Financials
                   NetworkIT            App Development              (interBiz)
             ManageIT (highlight)       Data Warehouse
                                            Lifecycle
                                     Business Intelligence

                                CA Product Areas

                               Veritas Solutions:

                  Enterprise              Information              Business
                   Management              Management            Applications

OS/390               CA-1                    IDMS                Masterpiece
                     CA-7                   Datacom                Banking
                     CA-11               DB2/IMS Tools               CAS
                   Sys View                Lifecycle
                Top Secret/ACF2

Distributed      Unicenter TNG              Jasmine               Supply Chain
                    eTrust                 Ingres ii              Distribution
             ARCserveIT (highlight)          Opal                  Financials
                   NetworkIT            App Development            (interBiz)
                    ManageIT             Data Warehouse
                                            Lifecycle
                                     Business Intelligence

                            Systems Mgt Market Share

(Pie Chart showing:
Other 39%, CA 28%, IBM 17%, HP 4%, BMC 3%, Candle 3%, Seagate 2%, Boole 2%, Platinum 2%) Graph

                                1998 Total Market Size $9.716 Billion
                             projected to grow to $18.09 Billion by 2003

Source: IDC April, 1999                                         CAGR~13.2%

                            Distributed Operations
                            Market Share

(Pie Chart showing:
Other 30%, CA 29%, IBM 11%, HP 8%, BMC 7%, Veritas 6%, Legato 4%, Remedy 3%, Platinum 2%) Graph

                                1998 Total Market Size $4.3 Billion
                             projected to grow to $11 Billion by 2003

Source: IDC July, 1999                                         CAGR~20.7%

                               Financial Results

  ($ in millions)                   3Q00            3Q99          % Chg

Total Revenue                      1,812           1,361           33%

 NA Revenue                        1,232             876           41%

 Int'l Revenue                       617             485           27%
        (currency adjusted)
Net Income (ex spec chgs)            425             355           20%

EPS ex Amort.                        .91             .71           28%

EBITDA                               936             678           38%

Operating Margin                     50%             48%
(ex spec chgs + amort)

                                  Revenue Mix

(Bar Graph showing:
Y axis= $ in millions
X axis= Fiscal Quarter
3Q99 data: Distrib. = 621; OS/390 = 650; Services = 77
3Q00 data: Distrib. = 898; OS/390 = 776; Services = 126
YOY Growth: Distrib. = 45%; OS/390 = 19%; Services = 64%)  Graph

                            CA/Sterling Combination

>> Extends CA's eBusiness offerings:
        - Cutting edge eBusiness intelligence tools
        - Leader in enterprise application development tools
        - High end storage management
        - OS/390 network management
        - Expands CA's US Federal business

                            (Sterling Software) Logo
                               eBusiness Dynamics

>>       Systems more "mission critical" than ever before
>>       B2B compounds complexity/heterogeneity
>>       eBusiness forces integration of internal systems
>>       Speed of Internet
             no time to re-write, must leverage existing apps
>>       B2B and B2C security
             increased need and complexity
                               eBusiness Dynamics

(B2B Environment data,
X Axis = System Complexity
Y Axis = Need for Security) Graph

                              InfoWorld, March 2000

"Obviously,  the  network  of  disparate  operating  systems,   platforms,   and
    technologies we have makes e-business the most complex business and technical hurdle we have ever faced."

                                (InfoWorld.Com) Logo

                               Web Infrastructure

(CA software pictured, managing a myriad of devices and platforms to integrate, manage and to write applications) Picture

                         Integrated Management Functions

(Enterprise Management Solutions, Unicenter TNG pictured with Database Mangement, Help Desk Management, Security Management, Internet Management, Operations Management, Application Management, Neugents, Network Management, Desktop & Server Mgmt.,Storage Management.) Picture

                                (NEUGENTS) Logo

CA's  patented   technology  that  predicts  business  outcomes  as  applied  to enterprise management and business data

         Based on pattern recognition
         Predict and prevent problems
         Apply intelligence to business data

(Desktops & Servers, Applications & Databases, Storage, Operations, Internet, Network, Helpdesk, Security) Picture

                          CA's eBusiness Security Suite

                                 (eTrust) Logo

eTrust VPN                                  eTrust Access Control
eTrust PKI                                  eTrust Single Sign-on
eTrust Encryption                           eTrust Admin
eTrust Firewall                             eTrust Policy Compliance
eTrust Anti-virus                           eTrust Audit
eTrust Content Inspection                   eTrust Desktop Security
eTrust Intrusion Detection                  eTrust Directory

CA #1 Worldwide Internet Security Software provider
IDC, 1999

                            Internet Security Market
                                Leading Vendors

Bar Chart (excludes Anti-virus)

                           $ in millions
CA                         479
IBM                        235
Check Point                140
AXENT                       97
Security Dynam.             94
Network Assoc.              93

Source: IDC, June 1999
Total market size $2.14 billion

                                   ARCserveIT

                           Complete Storage Management

>>       Disaster Recovery              Replication
>>       Centralized Management         RAIT Support
>>       Web Interface                  Snapshot Image
>>       Push Agents                    MS Clustering Support
>>       Database Agents                Remote Installation
>>       Open File Agent                Media Management
>>       Application Agents             Networked Library Option
>>       Proactive Backup               Enterprise Library Option
>>       Tape/Optical Library Option    Data Migration Option
>>       Parallel Streaming             TNG Integration

CA #1 Worldwide Storage Software provider
IDC, 1999

                         Distributed Storage Mgt Market
                         Leading Vendors

Bar Chart

                           $ in millions
CA                         551
Veritas                    275
Legato                     154
IBM                        101
HP                         63
Comm Vault                 59
Sun                        33

Source:IDC, August 1999
Total market size $ 1.46 billion

                                   Jasmine ii

                        The Infrastructure for eBusiness

Integrated

         Messaging
         Naming
         ORB
         Events
         Publish/Subscribe
         Application server
         Transaction mgmt
         Compression
         Encryption
         Cache mgmt
         Object database

Integrates everything:
         Java
         C++
         COM
         CICS
         SQL
         LDAP

Internet standards:
         XML
         Java
         EJB
         CORBA
         COM

(ERP DB's Legacy eCommerce Apps) Picture

                               Oracle's Approach:

(You will never become an e-business by piecing together software you already have.

                                                              Only Oracle has
                                                              a complete
                                                              e-business suite.

                                     (Oracle Software powers the internet) Logo)
                                                                         Picture

                                                   Business Week, March 20, 2000

                            CA eBusiness Initiatives

>>       ASP's and Joint Ventures

|X|      ACER
|X|      Cable & Wireless HTK
|X|      Taiwan Sogo Shin Kong Security Co.
|X|      Korea Telecom Hitel
|X|      Beijing Anyi
|X|      United Microelectronics Corp. (UMC) - EverTrac JV
|X|      Fudan Grand Horizon Information Technology Co
|X|      ...

                                  CA Solutions

Licensing

         Direct

         Web

         Channel

         OEM

Technology Partners

Services

Service Providers

Joint Ventures

ASPs

Portals
                             eBusiness Customers...

(Consortio) Logo

(www.StarKist) Logo

(Exodus) Logo
(Berkshire) Logo
(habitEX) Logo
(News America Digital Publishing) Logo
(JOBFIT Medical Services) Logo
(AEI) Logo
(Liquid  Golf.Com) Logo
(Wal Mart Online) Logo
(MediaNews  Group) Logo
(Intuit) Logo
(Winnebago  Industries) Logo
(Office Depot.com) Logo
(Travelocity.com) Logo
(ShopLink.Com) Logo
(American Hotel Register Company) Logo
(Allied Express) Logo
(Quokkasports Digital Sports Entertainment) Logo
(National Center For Missing & Exploited Children) Logo

                            Across All Industries...

(sharperimage.com) Logo
(Yellow Online) Logo
(Sabre) Logo
(WWW.PureNature.com) Logo
(1-800-flowers.com) Logo
(Pier1 imports) Logo
(american greetings.com) Logo
(Symbol) Logo
(Hungry Minds) Logo
(Universal Health Services) Logo
(eToys.com) Logo
(PAGENET) Logo
(autobytel.com) Logo
(digex) Logo
(TICKETMASTER Online) Logo
(Century21) Logo
(Yellow Book.com) Logo
(Bargain Bid) Logo
(Charles Tyrwhitt) Logo
(PSINet) Logo
(CD&L) Logo

                              Across the World !!!

(Beef N.Z.) Logo
(Feihua) Logo

(http://www.wh.hb.cn) Logo
(BedreLedelse) Logo
(Vertex) Logo
(Lincoln Property Company) Logo
(immoline) Logo
(GWH) Logo
(Sainsbury's ) Logo
(Brumbies) Logo
(Mercado Total)  Logo
(EDS) Logo
(ARFO Color Technics) Logo

    (Computer Associates International, Inc.) Logo

                        Growth 2000
                        Investor Conference

                        (ABN-AMRO) Logo

                                 March 23, 2000

We urge investors and security holders to read the following regarding the tender offer, including amendments that may be made to them, because they contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.